

January 11, 2023

Chao Xu
General Counsel
Xiao-I Corporation
7th floor, Building 398, No. 1555 West
Jinshajiang Rd
Shanghai, China 201803

   Re: Xiao-I Corporation
     Registration Statement on Form F-1
     Filed December 20, 2022
     File No. 333-268889

Dear Chao Xu:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

Registration Statement on Form F-1 filed December 20, 2022

Prospectus Summary
The Offering, page 35

1. Please reconcile for us the number of ordinary shares outstanding immediately before this offering disclosed here with the number of outstanding ordinary shares as disclosed in your June 30, 2022 financial statements.

Risk Factors, page 75

2. We note that you updated your exclusive forum provision on page 179 to reflect that any legal suit, action, or proceeding against or involving the Company or the depositary . . . "may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York)". Please revise the related risk factors on page 75 to reflect the updated exclusive forum provision.

Dilution, page 88

3. Tell us how you considered deferred offering costs in your calculation of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

Underwriting
Lock-Up Agreements, page 191

4. We note that only a majority of your existing shareholders have agreed to a lock-up period. Please revise to tell us which shareholders have agreed to a lock-up period and why a lock-up agreement was not reached with the others.

Condensed Consolidated Financial Statements
Note 16. Subsequent Events, page F-63

5. We note your revised disclosure in response to prior comment 7. Please revise your disclosure here and/or in the Liquidity and Capital Resources section in MD&A, as applicable, to disclose any extensions or repayments of the four convertible loans that had maturity dates in November and December 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Fred Summer